UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For October 25, 2007

Commission File Number: 000-51310

XTL Biopharmaceuticals Ltd.
(Translation of registrant's name into English)

711 Executive Blvd., Suite Q
Valley Cottage, New York 10989
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Incorporation by Reference: This Form 6-K of XTL Biopharmaceuticals Ltd. dated October 25, 2007 is hereby incorporated by reference into the registration statement on Form F-3 (File No. 333-141529) filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on March 23, 2007.

XTL Biopharmaceuticals Ltd. Announces $9.6 Million Private Placement to Institutional Investors

Valley Cottage, New York, October 25, 2007 - XTL Biopharmaceuticals Ltd. (NASDAQ: XTLB; LSE: XTL; TASE: XTL) today announced that it has entered into definitive agreements with institutional investors relating to a private placement of an aggregate of $9.6 million in gross proceeds of ordinary shares, represented by American Depositary Receipts (ADRs). The lead investors in the transaction are Perceptive Life Sciences Fund, Quogue Capital LLC, SCO Capital Partners and Versant Capital.

Ron Bentsur, Chief Executive Officer of XTL, commented, “We are very pleased to have consummated this financing with high-quality investors in the biotechnology sector in the U.S. Following this offering, we believe that we will have sufficient capital to execute our business plan and, more importantly, to reach what we believe could be a major value-enhancing milestone - the completion of our on-going randomized, placebo-controlled Phase IIb trial of Bicifadine in diabetic neuropathic pain.”

Pursuant to the securities purchase agreements, the Company will, following the closing, issue approximately 7.1 million ADRs, representing approximately 71 million ordinary shares. No warrants were issued in the transaction. XTL has agreed to register the ordinary shares and list the ADRs for trading on the Nasdaq Stock Market.

Closing of the transaction is conditional upon, among other things, the delisting of the Company's ordinary shares from the Official List of the United Kingdom Listing Authority, scheduled to take place at 8:00 am (London Time) on October 31, 2007.

Punk, Ziegel & Company, L.P. and Brean Murray, Carret & Co., LLC acted as placement agents in the transaction.

ABOUT XTL BIOPHARMACEUTICALS LTD.

XTL Biopharmaceuticals Ltd. (“XTL”) is engaged in the development of therapeutics for the treatment of neuropathic pain and hepatitis C. XTL is developing Bicifadine, a serotonin and norepinephrine reuptake inhibitor, for the treatment of diabetic neuropathic pain. XTL is also developing several novel pre-clinical hepatitis C small molecule inhibitors. XTL also has an active in-licensing and acquisition program designed to identify and acquire additional drug candidates. XTL is publicly traded on the NASDAQ, London, and Tel-Aviv Stock Exchanges (NASDAQ: XTLB; LSE: XTL; TASE: XTL).

The offering was made only to accredited investors, as such term is defined in accordance with the Securities Act of 1933, as amended. The ordinary shares have not been registered under the Securities Act of 1933, or any state securities laws. Therefore, they may not be offered or sold in the United States absent registration under or exemption from the Securities Act of 1933 and any applicable state securities laws. This announcement is neither an offer to sell nor a solicitation of an offer to buy our ordinary shares or warrants to purchase ordinary shares.

Contact:
Ron Bentsur, Chief Executive Officer
Tel: +1-(845)-267-0707 ext. 225

Cautionary Statement

Some of the statements included in this press release, particularly those anticipating future financial performance, the delisting of our ordinary shares from the Official List of the United Kingdom Listing Authority, the clinical and business prospects for our clinical compound Bicifadine, growth and operating strategies and similar matters, may be forward-looking statements that involve a number of risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Risk factors that could adversely affect our operations are identified from time to time in our reports filed with the Securities and Exchange Commission and the London Stock Exchange, including our annual report on Form 20-F filed with the Securities and Exchange Commission on March 23, 2007. Any forward-looking statements set forth in this press release speak only as of the date of this press release. We do not intend to update any of these forward-looking statements to reflect events or circumstances that occur after the date hereof. This press release and prior releases are available at http://www.xtlbio.com. The information in our website is not incorporated by reference into this press release and is included as an inactive textual reference only.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XTL BIOPHARMACEUTICALS LTD.

Date: October 25, 2007	By:	/s/ Ron Bentsur
Ron Bentsur
Chief Executive Officer